Exhibit 12.1
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Year Ended December 31,					June 30,
	2005	2006 (a)	2007(a)	2008 (a)	2009	2009	2010
Pretax income (loss) from continuing operations	$249,259	$235,410	$240,373	$(103,634)	$(310,458)	$(64,937)	$(141,267)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$176,964	$219,882	$285,390	$286,430	$259,757	$126,393	$125,270
Ground Rent 33%	$1,118	$1,319	$1,329	$1,175	$1,589	$724	$823
Preferred Dividends on consolidated subsidiaries	$—	$—	$9,690	$—	$—	$—	$—
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—	$—	$—

Total fixed charges	$178,082	$221,201	$296,409	$287,605	$261,346	$127,117	$126,093

Capitalized interest during the period	$(12,672)	$(20,049)	$(28,003)	$(41,062)	$(21,814)	$(11,600)	$(6,289)
Preferred Dividends on consolidated subsidiaries	$—	$—	$(9,690)	$—	$—	$—	$—
Amortization of capitalized interest during the period	$3,750	$4,418	$5,351	$6,720	$7,447	$3,553	$3,829
Equity Company Adjustments	$(34,873)	$(30,337)	$(43,229)	$(17,719)	$9,733	$8,801	$(1,023)
Equity Company Adjustments Distributed Income	$34,873	$30,337	$43,229	$17,719	$8,416	$3,545	$2,904

Earnings (loss) before income taxes and fixed charges	$418,419	$440,980	$504,440	$149,629	$(45,330)	$66,479	$(15,753)

Ratio of earnings to fixed charges	2.35	1.99	1.70	(b )	(c )	(d )	(e )

(a)	These periods have been restated to reflect the retrospective application of FSP APB 14-1, also known as ASC 470-02, for interest expense related to the Company’s convertible debt.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2008, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $138.0 million to achieve a coverage of 1:1 for the year ended December 31, 2008.

The pretax loss from continuing operations for the year ended December 31, 2008, includes consolidated impairment charges of $75.3 million and impairment charges of joint venture investments of $107.0 million that are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

(c)	Due to the pretax loss from continuing operations for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $306.7 million to achieve a coverage of 1:1 for the year ended December 31, 2009.

The pretax loss from continuing operations for the year ended December 31, 2009 includes consolidated impairment charges of $80.6 million, impairment charges of joint venture investments of $184.6 million and losses on equity derivative instruments of $199.8 million that are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

(d)	Due to the pretax loss from continuing operations for the six months ended June 30, 2009, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $60.6 million to achieve a coverage of 1:1 for the six months ended June 30, 2009.

The pretax loss from continuing operations for the six months ended June 30, 2009, includes consolidated impairment charges of $55.6 million, impairment charges of joint venture investments of $40.4 million and losses on equity derivative instruments of $80.0 million that are discussed in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2009.

(e)	Due to the pretax loss from continuing operations for the six months ended June 30, 2010, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $141.8 million to achieve a coverage of 1:1 for the six months ended June 30, 2010.

The pretax loss from continuing operations for the six months ended June 30, 2010, includes consolidated impairment charges of $131.8 million, and losses on equity derivative instruments of $3.3 million that are discussed in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2010.